EXHIBIT 21.1

QC Holdings, Inc.

A Kansas corporation

Subsidiaries (1)	Jurisdiction of Incorporation
QC Financial Services, Inc.	Missouri
QC Properties, LLC (2)	Kansas
QC Financial Services of California, Inc. (2)	California
Financial Services of North Carolina, Inc. (2)	Delaware
QC Advance, Inc. (2)	Missouri
Cash Title Loans, Inc. (2)	Missouri

(1)	All subsidiaries are 100% owned.
(2)	Subsidiary of QC Financial Services, Inc.